# SEC Schedule 13D/A (Amendment No. 20) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Runway Growth Finance Corp., CIK 0001653384
CUSIP: 78163D100
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 205 N. Michigan Ave., Suite 4200, Chicago, Illinois (IL), 60601
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001693272
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Management, L.P., 333 S. Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- OCM Growth Holdings LLC (CIK 0001693272): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,029,668; sole dispositive power 0; shared dispositive power 7,029,668; aggregate amount beneficially owned 7,029,668 (19.45% of the class)
  Comment: The percent of class is calculated based on 36,134,037 shares of Common Stock outstanding as of November 4, 2025 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 6, 2025 (the "10-Q").
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,029,668; sole dispositive power 0; shared dispositive power 7,029,668; aggregate amount beneficially owned 7,029,668 (19.45% of the class)
  Comment: The percent of class is calculated based on 36,134,037 shares of Common Stock outstanding as of November 4, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025.
- Oaktree Capital Group Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,029,668; sole dispositive power 0; shared dispositive power 7,029,668; aggregate amount beneficially owned 7,029,668 (19.45% of the class)
  Comment: The percent of class is calculated based on 36,134,037 shares of Common Stock outstanding as of November 4, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Runway Growth Finance Corp.
Address of issuer's principal executive offices: 205 N. Michigan Ave., Suite 4200, Chicago, Illinois (IL), 60601
Comment: This Amendment No. 20 to Schedule 13D (this "Amendment No. 20") amends and supplements the statement on Schedule 13D originally filed with the SEC on December 28, 2016, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 21, 2017, Amendment No. 2 to Schedule 13D filed with the SEC on June 15, 2017, Amendment No. 3 to Schedule 13D filed with the SEC on September 7, 2017, Amendment No. 4 to Schedule 13D filed with the SEC on December 12, 2017, Amendment No. 5 to Schedule 13D filed with the SEC on October 3, 2019, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2019, Amendment No. 7 to Schedule 13D filed with the SEC on August 24, 2020, Amendment No. 8 to Schedule 13D filed with the SEC on October 19, 2020, Amendment No. 9 to Schedule 13D filed with the SEC on February 23, 2022, Amendment No. 10 to Schedule 13D filed with the SEC on July 6, 2023, Amendment No. 11 to Schedule 13D filed with the SEC on November 16, 2023, Amendment No. 12 to Schedule 13D filed with the SEC on December 14, 2023, Amendment No. 13 to Schedule 13D filed with the SEC on March 20, 2024, and Amendment No. 14 to Schedule 13D filed with the SEC on May 9, 2024, Amendment No. 15 to Schedule 13D filed with the SEC on May 16, 2024, Amendment No. 16 to Schedule 13D filed with the SEC on June 12, 2024, Amendment No. 17 to Schedule 13D filed with the SEC on November 14, 2024, Amendment No. 18 to Schedule 13D filed with the SEC on April 3, 2025, and Amendment No. 19 filed with the SEC on July 3, 2025 (as so amended, the "Schedule 13D"), with respect to shares of Common Stock of Runway Growth Finance Corp., a Maryland corporation. The address of the principal executive office of the Issuer is Runway Growth Finance Corp., 205 N. Michigan Ave, Stuie 4200, Chicago, IL 60601. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by the foregoing amendments. Except as specifically provided herein, this Amendment No. 20 does not modify any of the information previously reported in the Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

The Reporting Persons hold an aggregate 7,029,668 shares of Common Stock, representing approximately 19.45% of the Common Stock outstanding as of the date hereof. All such ownership percentages of the securities reported herein are based upon 36,134,037 shares of Common Stock outstanding as of November 4, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on November 6, 2025.

OCM Growth directly holds the Issuer's Common Stock and has shared power to vote and dispose of the Issuer's Common Stock. OCH, in its capacity as the indirect manager of OCM Growth, may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Growth. OCGH GP, in its capacity as the indirect owner of the class B units of OCH, has the ability to appoint and remove certain directors of OCH and, as such, may indirectly control the decisions of OCH regarding the vote and disposition of securities held by OCM Growth.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: On November 17, 2025, the Reporting Persons sold 1,250,000 shares of Common Stock for $9.05 per share, pursuant to a Rule 144 block sale.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- OCM Growth Holdings LLC: /s/ Henry Orren, Henry Orren / Managing Director (11/19/2025)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (11/19/2025)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (11/19/2025)